Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Janus Diversified Alternatives Fund
2-34393, 811-1879

Janus Diversified Alternatives Fund
On March 11, 2015, the Board of Trustees of Janus Diversified Alternatives Fund (the 'Fund') approved a change to the principal investment strategies of the Fund. The change reflects an increase in the Fund's targeted volatility level and as a result the Fund's notional investment exposure (generally, the total value of the assets underlying a derivatives contract at the time of valuation) will typically range from 300% to 400% of the Fund's net assets. As a result of these changes, the Fund is expected to experience increased volatility relative to its benchmark index, the Barclays U.S. Aggregate Bond Index, and will have a higher risk profile than is currently in effect. These changes are effective on or about May 26, 2015.

The following replaces in its entirety the twelfth paragraph found under "Principal Investment Strategies":

The Fund intends to target an annualized volatility of approximately 6%, with an expected range of approximately 5-7%. By comparison, the 15-year historical volatility level of the Barclays U.S. Aggregate Bond Index was approximately 3.5%. The actual volatility level of the Fund may be higher or lower than its target volatility depending on market conditions. The Fund's exposure to derivatives will create a leveraging effect on the portfolio where market exposure exceeds amounts invested. Through its investments in derivatives, it is expected that the Fund's gross notional investment exposure (generally, the total value of the assets underlying a derivatives contract at the time of valuation) will range from 300% to 400% of the Fund's net assets. This leverage will vary over time and may be significant. The Fund may have a substantial cash position due to margin and collateral requirements related to the Fund's use of derivatives. Such margin and collateral requirements may limit the Fund's ability to take advantage of other investment opportunities and may negatively affect the Fund's ability to achieve its investment objective.